Form U-13-60
                  Mutual and Subsidiary Service Companies
                          Revised February 7, 1980

                               ANNUAL REPORT

                               FOR THE PERIOD

           Beginning January 1, 1997 and Ending December 31, 1997

                                   TO THE

                  U. S. SECURITIES AND EXCHANGE COMMISSION

                                     OF

                American Electric Power Service Corporation
                     (Exact Name of Reporting Company)

A                 Subsidiary                      Service Company


Date of Incorporation December 17, 1937.  If not Incorporated,
Date of Organization


State or Sovereign Power under which Incorporated or Organized
  New York


Location of Principal Executive Offices of Reporting Company
  1 Riverside Plaza, Columbus, Ohio  43215


Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                                            1 Riverside Plaza
Gerald R. Knorr      Assistant Controller   Columbus, Ohio  43215
  (Name)                  (Title)                (Address)


Name of Principal Holding Company under which Reporting Company is organized:

             AMERICAN ELECTRIC POWER COMPANY, INC.

  1
                    INSTRUCTIONS FOR USE OF FORM U-13-60

 1. Time of Filing.--Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instruc-tions for that form.

 2. Number of Copies.--Each annual report shall be filed in dupli-cate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

 3. Period Covered by Report.--The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Sub-sequent reports should cover a calendar year.

 4. Report Format.--Reports shall be submitted on the forms pre-pared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

 5. Money Amounts Displayed.--All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X
(S210.3-01(b)).

 6. Deficits Displayed.--Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, S210.3-01(c)).

 7. Major Amendments or Corrections.--Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted request-ing the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

 8. Definitions.--Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Sub-sidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

 9. Organization Chart.--The service company shall submit with each annual report a copy of its current organization chart.



                                                          (Cont'd)

  1A
                    INSTRUCTIONS FOR USE OF FORM U-13-60

10. Methods of Allocation.--The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed.-- The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

  2

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                           Page
                                                          Number
                                             Schedule
Description of Schedules and Accounts       or Account
                                              Number

  COMPARATIVE BALANCE SHEET                Schedule I       4-5

  SERVICE COMPANY PROPERTY                 Schedule II      6-7
  ACCUMULATED PROVISION FOR
     DEPRECIATION AND AMORTIZATION
     OF SERVICE COMPANY PROPERTY           Schedule III      8
  INVESTMENTS                              Schedule IV       9
  ACCOUNTS RECEIVABLE FROM ASSOCIATE
     COMPANIES                             Schedule V       10
  FUEL STOCK EXPENSES UNDISTRIBUTED        Schedule VI      11
  STORES EXPENSE UNDISTRIBUTED             Schedule VII     12
  MISCELLANEOUS CURRENT AND ACCRUED
     ASSETS                                Schedule VIII    13
  MISCELLANEOUS DEFERRED DEBITS            Schedule IX      14
  RESEARCH, DEVELOPMENT, OR DEMONSTRATION
    EXPENDITURES                           Schedule X       15
  PROPRIETARY CAPITAL                      Schedule XI      16
  LONG-TERM DEBT                           Schedule XII     17
  CURRENT AND ACCRUED LIABILITIES          Schedule XIII    18
  NOTES TO FINANCIAL STATEMENTS            Schedule XIV     19

  COMPARATIVE INCOME STATEMENT             Schedule XV      20

  ANALYSIS OF BILLING - ASSOCIATE
     COMPANIES                             Account 457      21
  ANALYSIS OF BILLING - NONASSOCIATE
     COMPANIES                             Account 458      22
  ANALYSIS OF CHARGES FOR SERVICE -
     ASSOCIATE AND NONASSOCIATE COMPANIES  Schedule XVI     23
  SCHEDULE OF EXPENSE BY DEPARTMENT OR
    SERVICE FUNCTION                       Schedule XVII    24-25
  DEPARTMENTAL ANALYSIS OF SALARIES        Account 920      26
  OUTSIDE SERVICES EMPLOYED                Account 923      27
  EMPLOYEE PENSIONS AND BENEFITS           Account 926      28
  GENERAL ADVERTISING EXPENSES             Account 930.1    29
  MISCELLANEOUS GENERAL EXPENSES           Account 930.2    30
  RENTS                                    Account 931      31
  TAXES OTHER THAN INCOME TAXES            Account 408      32
  DONATIONS                                Account 426.1    33
  OTHER DEDUCTIONS                         Account 426.5    34
  NOTES TO STATEMENT OF INCOME             Schedule XVIII   35

   3

 LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

                                                           Page
                                                           Number

 Description of Reports or Statements


    ORGANIZATION CHART                                       36


    METHODS OF ALLOCATION                                    37


    ANNUAL STATEMENT OF COMPENSATION FOR USE OF
      CAPITAL BILLED                                         38


    SIGNATURE CLAUSE                                         39

   4
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                 SCHEDULE I - COMPARATIVE BALANCE SHEET
Give balance sheet of the company as of December 31 of the current and prior year.

ACCOUNT                       ASSETS AND OTHER DEBITS          AS OF DECEMBER 31
                                                               CURRENT     PRIOR
                                                                 (In Thousands)
        SERVICE COMPANY PROPERTY
101       Service company property  (Schedule II)              $229,154  $222,939
107       Construction work in progress (Schedule II)               --        229
              Total Property                                    229,154   223,168

108       Less accumulated provision for depreciation and
            amortization of service company property
              (Schedule III)                                     77,370    84,693
              Net Service Company Property                      151,784   138,475

        INVESTMENTS
123       Investments in associate companies (Schedule IV)          --         --
124       Other investments  (Schedule IV)                       40,741    23,578
              Total Investments                                  40,741    23,578

        CURRENT AND ACCRUED ASSETS
131       Cash                                                        9        17
134       Special deposits                                          100       132
135       Working funds                                             415       508
136       Temporary cash investments (Schedule IV)                  200        --
141       Notes receivable                                          116       115
143       Accounts receivable                                     3,355     1,025
144       Accumulated provision for uncollectible
            accounts                                                 --        --
146       Accounts receivable from associate
            companies (Schedule V)                               85,841    88,742
152       Fuel stock expenses undistributed (Schedule VI)            --        --
154       Materials and supplies                                     --        --
163       Stores expense undistributed (Schedule VII)                --        --
165       Prepayments                                               508     1,880
174       Miscellaneous current and accrued
            assets (Schedule VIII)                                    7        10
              Total Current and Accrued Assets                   90,551    92,429

        DEFERRED DEBITS
181       Unamortized debt expense                                5,168     5,844
184       Clearing accounts                                          --        --
186       Miscellaneous deferred debits (Schedule IX)             6,341     6,924
188       Research, development, or demonstration
              expenditures (Schedule X)                              --        --
190       Accumulated deferred income taxes                      41,537    31,287
              Total Deferred Debits                              53,046    44,055

              TOTAL ASSETS AND OTHER DEBITS                    $336,122  $298,537

Note:   Unamortized Debt Expense includes unamortized loss on reacquired debt of
          $5,105,171 at December 31, 1997 and $5,772,000 at December 31, 1996.

    5
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                 SCHEDULE I - COMPARATIVE BALANCE SHEET

ACCOUNT                 LIABILITIES AND PROPRIETARY CAPTIAL    AS OF DECEMBER 31
                                                               CURRENT     PRIOR
                                                                 (In Thousands)
        PROPRIETARY CAPITAL
201       Common stock issued (Schedule XI)                   $  1,350  $  1,350
211       Miscellaneous paid-in-capital (Schedule XI)               --        --
215       Appropriated retained earnings (Schedule XI)              --        --
216       Unappropriated retained earnings (Schedule XI)            --        --
              Total Proprietary Capital                          1,350     1,350

        LONG-TERM DEBT
223       Advances from associate companies (Schedule XII)       1,100     1,100
224       Other long-term debt (Schedule XII)                   70,000    75,000
225       Unamortized premium on long-term debt                     --        --
226       Unamortized discount on long-term debt-debit              --        --
              Total Long-term Debt                              71,100    76,100

        OTHER NONCURRENT LIABILITIES
227       Obligations under capital leases - Noncurrent         46,363    32,670
224.6     Other                                                 67,692    54,752
              Total Other Noncurrent Liabilities               114,055    87,422

        CURRENT AND ACCRUED LIABILITIES
231       Notes payable                                         11,529     3,318
232       Accounts payable                                      13,030    17,498
233       Notes payable to associate companies
            (Schedule XIII)                                         --        --
234       Accounts payable to associate companies
            (Schedule XIII)                                     28,316    30,132
236       Taxes accrued                                          1,801     6,865
237       Interest accrued                                         370       401
238       Dividends declared                                        --        --
241       Tax collections payable                                3,927     3,101
242       Miscellaneous current and accrued liabilities
            (Schedule XIII)                                     35,943    23,404
243       Obligations under capital leases - Current            14,111    10,601
              Total Current and Accrued Liabilities            109,027    95,320

        DEFERRED CREDITS
253       Other deferred credits                                11,024     9,785
255       Accumulated deferred investment tax credits            1,054     1,105
              Total Deferred Credits                            12,078    10,890

282     ACCUMULATED DEFERRED INCOME TAXES                       28,512    27,455

              TOTAL LIABILITIES AND PROPRIETARY CAPITAL       $336,122  $298,537

Note: Other long-term debt includes $5,000,000 due within one year
      (See note 7,  Schedule XIV).
      "Other" Other noncurrent liabilities includes amounts due within one year of $759,577 at December 31, 1997 and $671,000 at December 31, 1996.

 6
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                 SCHEDULE II - SERVICE COMPANY PROPERTY

                          BALANCE AT           RETIREMENTS  OTHER      BALANCE AT
                          BEGINNING  ADDITIONS     OR      CHANGES 1/   CLOSE OF
DESCRIPTION                OF YEAR                SALES                   YEAR
                                              (In Thousands)
SERVICE COMPANY PROPERTY
Account
301 ORGANIZATION           $   --     $  --     $   --       $  --      $   --

303 MISCELLANEOUS
    INTANGIBLE PLANT           --        --         --          --          --

304 LAND AND LAND RIGHTS      5,108      --         --          --         5,108

305 STRUCTURES AND
    IMPROVEMENTS            140,719      --         --          --       140,719

306 LEASEHOLD IMPROVEMENTS      234      260        --          86           580

307 EQUIPMENT 2/               --        --         --          --           --

308 OFFICE FURNITURE AND
    EQUIPMENT                 1,019      --         --          --          1,019

309 AUTOMOBILES, OTHER
    VEHICLES AND RELATED
    GARAGE EQUIPMENT           --        --         --          --           --

310 AIRCRAFT AND AIRPORT
    EQUIPMENT                  --        --         --          --           --

311 OTHER SERVICE COMPANY
     PROPERTY 3/             75,859   35,881     (30,012)       --         81,728

         SUB-TOTAL          222,939   36,141     (30,012)       86        229,154

107 CONSTRUCTION WORK IN
     PROGRESS 4/                229       31        --        (260)          --

        TOTAL              $223,168  $36,172    $(30,012)    $(174)      $229,154

1/  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

The amount of $260,000 represents transfers from construction work in progress to property in service during 1997. Another $86,000 represents assets obtained from an affiliated company.

  7
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                         SCHEDULE II - CONTINUED

2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                  BALANCE AT
          SUBACCOUNT DESCRIPTION                      ADDITIONS  CLOSE OF YEAR

    None

                                             TOTAL       $ -0-        $ -0-

3/  DESCRIBE OTHER SERVICE COMPANY PROPERTY:


Includes leased assets at December 31, 1997 ($81,705,000) which have been capitalized in accordance with FASB Statement Nos. 13 and 71 and other owned assets at December 31, 1997 ($23,000).


4/  DESCRIBE CONSTRUCTION WORK IN PROGRESS:


    Improvements to Office Building at 230 N. Columbus St., Lancaster, Ohio ($223,000) and Office Building at 5088 Washington St., Cross Lanes, WVA ($37,000).

 8
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                              SCHEDULE III
                 ACCUMULATED PROVISION FOR DEPRECIATION
              AND AMORTIZATION OF SERVICE COMPANY PROPERTY

                      BALANCE AT   ADDITIONS                OTHER CHANGES   BALANCE AT
DESCRIPTION           BEGINNING     CHARGED    RETIREMENTS  ADD (DEDUCT)     CLOSE OF
                      OF YEAR         TO                         1/           YEAR
                                ACCOUNT 403
Account                                      (In Thousands)
301  ORGANIZATION      $  --         $  --       $  --         $  --         $  --

303  MISCELLANEOUS
     INTANGIBLE
     PLANT                --            --          --            --            --

304  LAND AND LAND
     RIGHTS               --            --          --            --            --

305  STRUCTURES AND
     IMPROVEMENTS       51,739         3,959        --            --          55,698

306  LEASEHOLD
     IMPROVEMENTS          157            10        --            --             167

307  EQUIPMENT            --            --          --            --            --

308  OFFICE
     FURNITURE AND
     FIXTURES              227            41        --            --             268

309  AUTOMOBILES,
     OTHER VEHICLES
     AND RELATED
     GARAGE EQUIPMENT     --            --          --            --            --

310  AIRCRAFT AND
     AIRPORT EQUIPMENT    --            --          --            --            --

311  OTHER SERVICE
     COMPANY PROPERTY   32,570        14,517      25,850          --          21,237

           TOTAL       $84,693       $18,527     $25,850       $ -0-         $77,370

1/  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

  9
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                        SCHEDULE IV - INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments.

              Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

              Under Account 136, "Temporary Cash Investments", list each investment separately.

                                              BALANCE AT    BALANCE AT
    D E S C R I P T I O N                     BEGINNING      CLOSE
                                              OF YEAR        OF YEAR
                                                  (In Thousands)

  ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

          None

  ACCOUNT 124 - OTHER INVESTMENTS

          Cash Surrender Value of Life
            Insurance Policies (net of policy
            loans and accrued interest)        $ 5,529        $ 8,893
          Umbrella Trust                        17,920         31,718
          Notes Receivable Constructive
            Marketing Program                      129            130

              Sub-Total Other Investments       23,578         40,741

  ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

          Ford Motor Credit                       --              200


                              TOTAL            $23,578        $40,941

  10
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

        SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                 BALANCE AT     BALANCE AT
           D E S C R I P T I O N                  BEGINNING      CLOSE
                                                  OF YEAR        OF YEAR
  ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM              (In Thousands)
                ASSOCIATE COMPANIES
    Associate Companies
    AEP Communications, Inc.                       $   211   $   137
    AEP Communications, LLC                           --         188
    AEP Energy Services, Inc.
     (formerly AEP Energy Solutions, Inc.)             955       241
    AEP Generating Company                             492       643
    AEP Global Investments BV                         --           1
    AEP Investments, Inc.                                4         2
    AEP Pushan Power, LDC                               37        25
    AEP Resources, Inc.                                175       906
    AEP Resources Delaware                            --           1
    AEP Resources International, LTD                    39        26
    AEP Resources Project Management                  --           1
    AEP Resources Service Company                      212       182
      (formerly AEP Energy Services, Inc.
      and then AEP Resources
      Engineering & Services Company)
    American Electric Power Company, Inc.              632       572
    Appalachian Power Company                       36,099    22,796
    Appalachian/Ohio Power Joint Account (Amos)         36       726
    Appalachian/Ohio Power Joint Account (Sporn)     1,134     1,025
    Blackhawk Coal Company/Price River Coal Company      4        70
    Cardinal Operating Company                       1,583       564
    Cedar Coal Co.                                       8         6
    Central Appalachian Coal Company                     1         1
    Central Coal Company                                 3         2
    Central Ohio Coal Company                          150       194
    Central Operating Company                           34        33
    Columbus Southern Power Company                 14,775    18,231
    Conesville Coal Preparation Company                105        50
                                       SUB-TOTAL    56,689    46,623

  ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:          TOTAL
                                                              PAYMENTS
    BY COMPANY:                                            (In Thousands)
    Associate Companies
    AEP Communications, Inc.                                 $      9
    AEP Generating Company                                         18
    AEP Investments, Inc.                                           3
    AEP Resources, Inc.                                             5
    AEP Resources International, LTD                                2
    AEP Resources Service Company                                 157
    American Electric Power Company, Inc.                         136
    Appalachian Power Company                                 238,942
                                     SUB-TOTAL PAYMENTS       239,272
                                                                (Cont'd)

  10A
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

        SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                  BALANCE AT     BALANCE AT
           D E S C R I P T I O N                  BEGINNING      CLOSE
                                                  OF YEAR        OF YEAR
  ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM               (In Thousands)
                ASSOCIATE COMPANIES
       Sub-Total Brought Forward                    56,689    46,623
    Franklin Real Estate Company                         1      --
    Indiana Michigan Power Company                  11,247    19,851
    Indiana Michigan Power/AEP Generating Joint
       Account (Rockport)                              414       637
    Indiana Michigan Power Company-Water
       Transportation                                   52       142
    Kentucky Power Company                           5,095     4,204
    Kingsport Power Company                            628       391
    Ohio Power Company                              12,746    11,864
    Ohio Power Company-Cook Coal Terminal               19        57
    Ohio Power Company (Gavin)                         165        88
    Simco, Inc.                                          2         1
    Southern Appalachian Coal Company                    1         2
    Southern Ohio Coal Company                         523       786
    Wheeling Power Company                             650       471
    Windsor Coal Company                               193       228
    Statutory Subsidiaries
    Indiana-Kentucky Electric Corporation              174       261
    Ohio Valley Electric Corporation                   143       235

                                             TOTAL $88,742   $85,841
  ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:          TOTAL
                                                              PAYMENTS
                                                             (In Thousands)
        Sub-Total Brought Forward                             239,272
     Appalachian/Ohio Power Joint Account (Amos)                  258
    Appalachian/Ohio Power Joint Account (Sporn)                  161
    Blackhawk Coal Company/Price River Coal Company                80
    Cardinal Operating Company                                  2,148
    Cedar Coal Co.                                                 43
    Central Appalachian Coal Company                                3
    Central Coal Company                                            2
    Central Ohio Coal Company                                   6,693
    Central Operating Company                                   1,398
    Colomet, Inc.                                                 216
    Columbus Southern Power Company                           140,008
    Conesville Coal Preparation Company                           418
    Franklin Real Estate                                            3
    Indiana Michigan Power Company                            119,436
    Indiana Michigan Power/AEP Generating
     Joint Account (Rockport)                                     283
                                     SUB-TOTAL PAYMENTS       510,422
                                                                (Cont'd)

  10B
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

        SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                  BALANCE AT     BALANCE AT
           D E S C R I P T I O N                  BEGINNING      CLOSE
                                                  OF YEAR        OF YEAR
  ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM
                ASSOCIATE COMPANIES


                                                 TOTAL
  ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                TOTAL
                                                             PAYMENTS
                                                          (In Thousands)
      Sub-Total Brought Forward                               510,422
    Indiana Michigan Power Company-Water Transportation         2,326
    Kentucky Power Company                                      8,445
    Kingsport Power Company                                     1,271
    Ohio Power Company                                         93,500
    Ohio Power Company-Cook Coal Terminal                          96
    Ohio Power Company (Gavin)                                     16
    Simco, Inc.                                                    11
    Southern Appalachian Coal Company                               4
    Southern Ohio Coal Company-Martinka                            40
    Southern Ohio Coal Company-Meigs                           16,867
    Wheeling Power Company                                        585
    Windsor Coal Company                                          521
     Statutory Subsidiaries
    Indiana-Kentucky Electric Corporation                           2
    Ohio Valley Electric Corporation                               16

                                       TOTAL PAYMENTS        $634,122
FOR:
Interchange Power Pool and Transmission Agreement            $393,979
Insurances                                                     57,166
Employee Benefit Plans                                         66,080
State Taxes                                                       600
Membership Dues                                                 1,911
Legal Fees                                                        116
Trustee Fees                                                    1,246
Banking Fees                                                      103
ECAR Assessment                                                   395
External Audits                                                   115
Telephone Services                                                464
Employee Relocation Costs                                         469
Outside Rating Services                                           127
Miscellaneous                                                     262

                                       TOTAL PAYMENTS        $523,033

  11
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

             SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
INSTRUCTIONS:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company.  Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.
__________________________________________________________________________
     D E S C R I P T I O N                     LABOR   EXPENSES   TOTAL
                                                    (In Thousands)
ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED
Associate Companies
AEP Energy Services, Inc.                     $    11   $    9    $    20
AEP Generating Company                             11        6         17
AEP Resources, Inc.                                24       10         34
Appalachian Power Company                         934      520      1,454
Appalachian/Ohio Power Joint Account (Amos)        90       86        176
Appalachian/Ohio Power Joint Account (Sporn)       44       38         82
Blackhawk Coal Company                             13        7         20
Cardinal Operating Company                        268      161        429
Cedar Coal Co.                                     10        5         15
Central Appalachian Coal Company                    1        1          2
Central Coal Company                                5        3          8
Central Ohio Coal Company                         756      452      1,208
Columbus Southern Power Company                   534      299        833
Conesville Coal Preparation Company               265      148        413
Indiana Michigan Power Company                    294      159        453
Indiana Michigan Power/AEP Generating Joint
  Account (Rockport)                              510      318        828
Indiana Michigan Power Company
   -Water Transportation                          380      263        643
Kentucky Power Company                            277      148        425
Kingsport Power Company                             3        1          4
Ohio Power Company                              1,231      730      1,961
Ohio Power Company-Cook Coal Terminal             265      163        428
Simco                                               2        1          3
Southern Appalachian Coal Company                   1     --            1
Southern Ohio Coal Company                      2,960    1,791      4,751
Wheeling Power Company                              3        2          5
Windsor Coal Company                            1,114      626      1,740

Statutory Subsidiaries
Indiana-Kentucky Electric Corporation             134       53        187
Ohio Valley Electric Corporation                  162       63        225

                                    TOTAL     $10,302   $6,063    $16,365

SUMMARY:
Managerial, engineering, technical and administrative services rendered to AEP System coal mining companies, and coal procurement services rendered to AEP System generating companies and other similar services.

12
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

               SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
INSTRUCTIONS:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

        D E S C R I P T I O N                  LABOR    EXPENSES    TOTAL
                                                      (In Thousands)
ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED
Associate Companies
AEP Energy Services                           $   10      $    5    $    15
AEP Generating Company                           223         157        380
AEP Resources Service Company                      2           3          5
Appalachian Power Company                      1,310       1,259      2,569
Appalachian/Ohio Power Joint Account (Amos)        2          82         84
Appalachian/Ohio Power Joint Account (Sporn)       1          56         57
Cardinal Operating Company                         2          81         83
Cedar Coal Co.                                  --             5          5
Central Ohio Coal Company                          3         112        115
Columbus Southern Power Company                  714         615      1,329
Conesville Coal Preparation Company             --            10         10
Indiana Michigan Power Company                   951         863      1,814
Indiana Michigan Power/AEP Generating
  Joint Account (Rockport)                         2          72         74
Indiana Michigan Power Company
    -Water Transportation                          1          29         30
Kentucky Power Company                           224         263        487
Kingsport Power Company                           73          64        137
Ohio Power Company                             1,277       1,295      2,572
Ohio Power Company-Cook Coal Terminal           --            16         16
Ohio Power Company (Gavin)                         1          11         12
Southern Ohio Coal Company                         5         172        177
Wheeling Power Company                            53          42         95
Windsor Coal Company                               2          70         72

Statutory Subsidiaries
Indiana-Kentucky Electric Corporation           --             4          4


                                 TOTAL        $4,856      $5,286    $10,142

  13
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                              SCHEDULE VIII
                MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:
Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                 BALANCE AT    BALANCE AT
       D E S C R I P T I O N                     BEGINNING       CLOSE
                                                  OF YEAR       OF YEAR
                                                      (In Thousands)

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
              ACCRUED ASSETS

     Payroll Adjustments                               $10          $7




                                        TOTAL          $10          $7

  14
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

               SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:
Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                  BALANCE AT    BALANCE AT
               D E S C R I P T I O N              BEGINNING     CLOSE
                                                  OF YEAR       OF YEAR
                                                    (In Thousands)

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

    Regulatory Asset-Postretirement Benefits        $1,945      $1,621
    Regulatory Asset-Postemployment Benefits           536       1,881
    Regulatory Asset-Taxes                             286         211
    Unbilled Charges                                 3,467       2,628
    Deferred Employee Moving Expenses                  690        --

                                        TOTAL       $6,924      $6,341

 15
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997


                               SCHEDULE X
           RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:
Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                  D E S C R I P T I O N                         AMOUNT
                                                            (In Thousands)
ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
              EXPENDITURES


    Transmission, Distribution & UHV Systems                    $  267
    Advanced Pressurized Water Reactor Design                      252
    Ash Marketing                                                   12
    Coal-Fired Generation                                        1,316
    General Activities                                             243



                                                      TOTAL     $2,090

 16
                ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                            For the Year Ended December 31, 1997

                              SCHEDULE XI - PROPRIETARY CAPITAL

                                          NUMBER OF   PAR OR STATED    OUTSTANDING CLOSE OF PERIOD
 ACCOUNT NUMBER          CLASS OF STOCK     SHARES       VALUE
                                         AUTHORIZED    PER SHARE       NO. OF SHARES  TOTAL AMOUNT
      201             COMMON STOCK ISSUED   20,000      $100              13,500       $1,350,000

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.


                   D E S C R I P T I O N                                                AMOUNT


 ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL

              None

 ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS

              None

                                                                           TOTAL       $ -0-
INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of
               Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                                    BALANCE AT  NET INCOME               BALANCE AT
                   D E S C R I P T I O N            BEGINNING     OR       DIVIDENDS     CLOSE
                                                     OF YEAR     (LOSS)      PAID        OF YEAR
 ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS

              None

                                          TOTAL       $ -0-       $ -0-      $ -0-       $ -0-

17
                 ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                             For the Year Ended December 31, 1997

                                 SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other long-
               term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                         TERMS OF OBLIG    DATE                       BALANCE AT  ADDITIONS DEDUCTIONS BALANCE AT
N A M E   O F            CLASS & SERIES     OF      INTEREST   AMOUNT  BEGINNING                 1/       CLOSE
C R E D I T O R          OF OBLIGATION   MATURITY     RATE   AUTHORIZED OF YEAR                          OF YEAR
                                                                                 (In Thousands)
ACCOUNT 223 - ADVANCES
  FROM ASSOCIATE COMPANIES:
   Advance on Open Account
     American Electric Power
       Company, Inc.                                  NONE   $ 1,100   $  1,100   $  --       $  --       $ 1,100

ACCOUNT 224 - OTHER LONG-
  TERM DEBT:
   PNC National Association,
     Pittsburgh                         10/14/98     5.293    10,000    10,000       --          --        10,000
   Connecticut Bank & Trust Company
     (as Trustee),
     --Series D Mortgage Notes          12/15/99     9.000    20,000     7,500       --         2,500       5,000
     --Series E Mortgage Notes          12/15/08     9.600    70,000    57,500       --         2,500      55,000


                                                 Sub-Total   100,000    75,000       --         5,000      70,000

                                                     TOTAL  $101,100   $76,100    $  --       $ 5,000     $71,100

1/ GIVE AN EXPLANATION OF DEDUCTIONS:
Loan payments.  See Note 7, Schedule XIV, for further explanation of dates of maturity.

  18
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

             SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                  BALANCE AT       BALANCE AT
     D E S C R I P T I O N                        BEGINNING        CLOSE
                                                  OF YEAR          OF YEAR
                                                        (In Thousands)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

            None
                                        TOTAL     $  -0-           $  -0-
                                                       (In Thousands)
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
              COMPANIES

    Cedar Coal Co.                                $  --            $    11
    Colomet                                          --                200
    Columbus Southern Power Company                  --                 44
    Indiana Michigan Power Company                 3,841                 5
    Indiana Michigan Power Company -
      Water Transportation                            44              --
    Kentucky Power Company                           856              --
    Ohio Power Company                            25,356            28,012
    Southern Ohio Coal Company                       --                 30
    Miscellaneous - 13 items in 1996;
      7 items in 1997                                 35                14

                                        TOTAL    $30,132           $28,316
                                                       (In Thousands)
ACCOUNT 242 - MISCELLANEOUS CURRENT AND
              ACCRUED LIABILITIES

    Accrued Vacation Pay                         $14,326           $16,870
    Accrued Incentive Pay                          6,950            14,963
    Accrued Workers' Compensation                    327               533
    AEP System Stock Purchase Plan                    88                 1
    Payroll Withholdings                             250               345
    Accrued Rent on John E. Dolan
      Engineering Laboratory                       1,187             1,143
    Accrued Rent for Office Space at Market
      Square, Washington, D.C.                        85                73
    Accrued Severance-Group Medical                  191                79
    Ohio Personal Property                          --                 105
    Ohio Real Estate                                --               1,831


                                        TOTAL    $23,404           $35,943

  19
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                For the Year Ended December 31, 1997

                          SCHEDULE XIV
                 NOTES TO FINANCIAL STATEMENTS

  INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


  1.  SIGNIFICANT ACCOUNTING POLICIES:

   Organization

      American Electric Power Service Corporation (the Company or AEPSC) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company provides certain managerial and profess-ional services including administrative and engineering ser-vices to the affiliated companies in the American Electric Power (AEP) System and periodically to unaffiliated companies.

   Regulation and Basis of Accounting

             As a subsidiary of AEP Co., Inc., AEPSC is subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act).

      The Company's accounting conforms to the Uniform System of Accounts for Mutual and Subsidiary Service Companies prescribed by the SEC pursuant to the 1935 Act. As a cost-based rate-regulated entity, AEPSC's financial statements reflect the actions of the regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No.
   71, Accounting for the Effects of Certain Types of Regulation
   (SFAS 71), the financial statements include assets (deferred expenses) and liabilities (deferred income) recorded in accordance with regulatory actions to match expenses and revenues in cost-based rates. Regulatory assets are expected to be recovered in future periods through billings to affil-iated companies and the regulatory liabilities are expected to reduce future billings.
                                                              (Cont'd)

 19A
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                For the Year Ended December 31, 1997

                          SCHEDULE XIV
                 NOTES TO FINANCIAL STATEMENTS

  INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


      Regulatory assets and liabilities are comprised of the following:

                                              December 31,
                                             1997       1996
   Regulatory Assets:                        (In Thousands)
      Unamortized Loss on Reacquired
           Debt                              $5,105     $5,772
      Postretirement Benefits                 1,621      1,945
      Postemployment Benefits                 1,881        536
               Total Regulatory Assets       $8,607     $8,253

   Regulatory Liabilities:
      Deferred Amounts Due to
           Affiliates for Income
           Tax Benefits (Net)                $7,241     $7,317
      Deferred Investment Tax Credits         1,054      1,105
        Total Regulatory Liabilities         $8,295     $8,422

   Use of Estimates

      The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

   Income and Expenses

             Services rendered to both affiliated and unaffiliated com-panies are provided at cost. The charges for services include no compensation for the use of equity capital, all of which is furnished by AEP Co., Inc. The costs of the services are determined on a direct charge basis to the extent practicable and on reasonable bases of proration for indirect costs.

                                                            (Cont'd)

   19B
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                For the Year Ended December 31, 1997

                          SCHEDULE XIV
                 NOTES TO FINANCIAL STATEMENTS

  INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


   Income Taxes

      The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, Accounting for Income Taxes. Under the liability method, deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in billings, regulatory assets and liabilities are recorded in accordance with SFAS 71.

   Investment Tax Credits

      Investment tax credits utilized in prior years' federal income tax returns were deferred and are being amortized over the life of the related investment in accordance with regulatory treatment.

   Property

      Property is stated at original cost. Land, structures and structural improvements are generally subject to first mortgage liens. Depreciation is provided on a straight-line basis over the estimated useful lives of the property.

   Investments

       Investments include the cash surrender value of corporate owned life insurance policies net of policy loans and interest accrued on the loans.

   Debt

        With SEC staff approval gains and losses on reacquired debt are deferred and amortized over the term of the replacement debt.

      Debt issuance expenses are amortized over the term of the related debt, with the amortization included in interest charges.

                                                        (Cont'd)

  19C
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

               For the Year Ended December 31, 1997


                          SCHEDULE XIV
                 NOTES TO FINANCIAL STATEMENTS

  INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


  2.  COMMITMENTS AND CONTINGENCIES:

      The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, any potential liability which may result therefrom would be recoverable from affiliated client companies.

  3.  BENEFIT PLANS:

      AEPSC participates in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum required contribution in accordance with the Employee Retirement Income Security
   Act of 1974. Net pension plan costs for the years ended December 31, 1997 and 1996 were $4.0 million and $3.7 million, respectively.

      Postretirement benefits other than pensions (OPEB) are provided for retired employees under an AEP System plan. Substantially all employees are eligible for health care and life insurance if they retire from active service after reach-ing age 55 and have at least 10 service years. The funding policy for AEP's OPEB plan is to make contributions to an external Voluntary Employees Beneficiary Association trust fund equal to the incremental OPEB costs (i.e., the amount that the total post-retirement benefits cost under SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, exceeds the pay-as-you-go amount). Contributions were $5.4 million in 1997 and $4.0 million in 1996. OPEB costs are determined by the application of AEP System actuarial assumptions to each company's employee complement. The annual accrued costs, which includes the recognition of

                                                              (Cont'd)

  19D
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                For the Year Ended December 31, 1997


                          SCHEDULE XIV
                 NOTES TO FINANCIAL STATEMENTS

  INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


   one-twentieth of the prior service transition obligation, were $8.7 million in 1997 and $6.9 million in 1996.

   An employee savings plan is offered which allows participants to contribute up to 17% of their salaries into various investment alternatives, including AEP Co., Inc. common stock.
   An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc.
   common stock. The Company's annual contribution totaled $4.6 million in 1997 and $4.3 million in 1996.

  4.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

      The carrying amount of cash, special deposits, accounts receivable and accounts payable approximates fair value because of the short-term maturities of these instruments. At December 31, 1997 and 1996 the fair value of long-term debt was $87 million and $91 million, respectively, based on quoted market prices for similar issues and current interest rates offered for debt of the same remaining maturities. The carrying amount for long-term debt was $71 million and $76 million at December 31, 1997 and 1996, respectively.

  5.  FEDERAL INCOME TAXES:

      The details of federal income taxes as reported are as
   follows:
                                          Year Ended December 31,
                                          1997              1996
                                                (In Thousands)
      Current (net)...................  $ 6,296         $  7,192
      Deferred (net)..................   (9,327)         (10,615)
      Deferred Investment Tax Credits
         (net)........................      (51)             (47)
        Total Federal Income Tax
           Credit.....................  $(3,082)        $( 3,470)

                                                              (Cont'd)

 19E
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

              For the Year Ended December 31, 1997


                          SCHEDULE XIV
                 NOTES TO FINANCIAL STATEMENTS

  INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


      Federal income taxes as reported are different than the pre-tax book loss multiplied by the statutory federal income tax rate predominantly due to non-taxable income related to corporate owned life insurance and amortization of deferred investment tax credits.

      The following tables show the elements of the net deferred tax asset or liability and the significant temporary differ-ences giving rise to such deferrals:
                                                   December 31,
                                                  1997      1996
                                                  (In Thousands)
      Deferred Tax Assets                      $ 41,537   $ 31,287
      Deferred Tax Liabilities                  (28,512)   (27,455)
        Net Deferred Tax Asset                 $(13,025)  $  3,832

      Property Related Temporary Differences   $(26,197)  $(25,673)
      Accrued Pension Expense                    14,013     12,704
   Accrued Vacation Pay                           4,612      5,084
      Deferred and Accrued Compensation          13,682      5,751
      Amounts Due to Affiliates for
        Future Income Tax                         2,519      2,561
      All Other (net)                             4,396      3,405
        Total Net Deferred Tax
      Asset                                    $ 13,025    $ 3,832

      The Company joins in the filing of a consolidated federal income tax return with its affiliates in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses utilized to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.


                                                              (Cont'd)

 19F
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

              For the Year Ended December 31, 1997


                          SCHEDULE XIV
                 NOTES TO FINANCIAL STATEMENTS

  INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


      The AEP System has settled with the United States Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently open and under audit by the IRS. During the audit the IRS agents requested a ruling from their National Office that certain interest deductions relating to corporate owned life insurance (COLI) claimed by the Company should not be allowed. The COLI program was established in 1990 as part of the Company's strategy to fund and reduce the cost of medical benefits for retired employees. AEP filed a brief with the IRS National Office refuting the agents' position. Although no adjustments have been proposed, a disallowance of the COLI interest deductions through December 31, 1997 would total approximately $34 million (including interest). Management believes it has meritorious defenses and will vigorously contest any proposed adjustments. No provisions for this amount have been recorded. In the event the Company is unsuccessful it would be recovered through billings to affiliated companies.

  6.  LEASES:

      Leases of structures, improvements, office furniture and miscellaneous equipment are for periods of up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.
      The components of rental costs are as follows:

                                       Year Ended December 31,
                                        1997              1996
                                            (In Thousands)
      Operating Leases.................$10,769          $ 6,033
      Amortization of Capital Leases... 12,807           13,755
      Interest on Capital Leases.......  5,073            2,966
          Total Rental Costs...........$28,649          $22,754

                                                              (Cont'd)

 19G
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

              For the Year Ended December 31, 1997

                          SCHEDULE XIV
                 NOTES TO FINANCIAL STATEMENTS

  INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


      Properties under capital leases and related obligations recorded on the Balance Sheets are as follows:

                                             December 31,
                                            1997      1996
                                            (In Thousands)
      Properties Under Capital Leases:
        Structures and Improvements......  $11,750    $11,750
        Office Furniture and Miscellaneous
          Equipment......................   69,955     64,086
                                            81,705     75,836
      Accumulated Amortization...........   21,231     32,565
        Net Properties Under Capital
          Leases.........................  $60,474    $43,271
      Capital Lease Obligations: *
        Noncurrent Liability.............  $46,363    $32,670
           Liability Due Within One Year.   14,111     10,601
          Total Capital Lease Obligations  $60,474    $43,271

      * Represents the present value of future minimum lease payments.

      Properties under operating leases and related obligations are not included in the Balance Sheets.

                                                             (Cont'd)

  19H
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

              For the Year Ended December 31, 1997


                          SCHEDULE XIV
                 NOTES TO FINANCIAL STATEMENTS

  INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


      Future minimum lease rentals consisted of the following at December 31, 1997:
                                                  Noncancelable
                                       Capital      Operating
                                        Leases        Leases
                                           (In Thousands)

      1998............................. $18,996          467
      1999.............................  16,539          398
      2000.............................  13,479          157
      2001.............................   9,602          167
      2002.............................   5,296          167
      Later Years......................  21,392          180
      Total Future Minimum Lease
        Rentals........................  85,304       $1,536
      Less Estimated Interest Element..  24,830
      Estimated Present Value of Future
        Minimum Lease Rentals.......... $60,474

  7.  LONG-TERM DEBT:

      Long-term debt was outstanding as follows:
                                                 December 31,
                                Interest       1997      1996
                                  Rate         (In Thousands)
   Notes Payable to Banks:
      Due October 1998..........  5.29%      $10,000    $10,000
   Mortgage Notes:
      Series D(a)...............  9.00%        5,000      7,500
      Series E(b)...............  9.60%       55,000     57,500
   Advances from Parent Company.   (c)         1,100      1,100
                                              71,100     76,100
   Less Portion Due Within One Year           15,000      5,000
             Total......................     $56,100    $71,100

         (a) Due in annual installments of $2,500,000 until December 1999.
         (b) Due in annual installments of $2,500,000 until December 1999, $2,000,000 from 2000-2007 and the balance in December 2008.


                                             (Cont'd)

 19I
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

              For the Year Ended December 31, 1997


                          SCHEDULE XIV
                 NOTES TO FINANCIAL STATEMENTS

  INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


         (c) The advances from parent company are non-interest bearing and have no due date.

      Long-term debt outstanding at December 31, 1997 is payable as follows:
                                                 Principal
                                                   Amount
                                              (In Thousands)

      1998......................................  $15,000
      1999......................................    5,000
      2000......................................    2,000
      2001......................................    2,000
      2002......................................    2,000
      Later Years...............................   45,100
        Total...................................  $71,100

  20
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                                    SCHEDULE XV
                                 STATEMENT OF INCOME

ACCOUNT            D E S C R I P T I O N         CURRENT YEAR   PRIOR YEAR
                                                        (In Thousands)
        INCOME
457       Services rendered to associate companies $455,856     $393,743
458       Services rendered to nonassociate
            companies                                   209          501
421       Miscellaneous income or loss                  405          321
                       Total Income                 456,470      394,565


        EXPENSE
920       Salaries and wages                        228,151      199,116
921       Office supplies and expenses               40,130       27,721
922       Administrative expense transferred
            - credit                                 (1,060)        (889)
923       Outside services employed                  84,671       61,486
924       Property insurance                            123          104
925       Injuries and damages                        1,184        1,673
926       Employee pensions and benefits             39,288       49,869
928       Regulatory commission expense                --           --
930.1     General advertising expenses                 --           --
930.2     Miscellaneous general expenses              1,473        1,287
931       Rents                                      28,010       23,536
932       Maintenance of structures and equipment     3,356        4,609
403       Depreciation and amortization expense       4,006        4,008
408       Taxes other than income taxes              18,796       14,757
409       Income taxes                                7,244        7,312
410       Provision for deferred income taxes        13,896       10,746
411       Provision for deferred income taxes
            - credit                                (23,223)     (21,361)
411.5     Investment tax credit                         (51)         (47)
426.1     Donations                                   1,236        1,288
426.5     Other deductions                            1,863        1,452
427       Interest on long-term debt                  6,693        7,198
430       Interest on debt to associate companies        --         --
431       Other interest expense                        684          700
                         Total Expense              456,470      394,565

                         Net Income or (Loss)      $  -0-        $  -0-

  21
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                           ANALYSIS OF BILLING
                           ASSOCIATE COMPANIES
                               ACCOUNT 457

                                         DIRECT    INDIRECT   COMPENSATION     TOTAL
NAME OF ASSOCIATE COMPANY                 COSTS      COSTS     FOR USE OF     AMOUNT
                                         CHARGED    CHARGED      CAPITAL      BILLED
                                          457-1      457-2        457-3
                                                        (In Thousands)
Associate Companies
AEP Communications, Inc.               $  1,458    $   250      $ --        $  1,708
AEP Communications, LLC                     146         42        --             188
AEP Energy Services, Inc.                 4,514        663        --           5,177
AEP Generating Company                    4,230        468         8           4,706
AEP Investments, Inc.                        29          5        --              34
AEP Pushan Power, LDC                       644         60        --             704
AEP Resources, Inc.                       6,980        804         1           7,785
AEP Resources Delaware, Inc.                  5          1        --               6
AEP Resources International, Limited        190         20         1             211
AEP Resources Project Mgmt. Co., LTD          6          1        --               7
AEP Resources Service Company             2,002        299         6           2,307
American Electric Power Company, Inc.     1,835        280         2           2,117
Appalachian Power Company                91,366     11,772       118         103,256
Appalachian/Ohio Power Joint
  Account (Amos)                         10,500      1,388         3          11,891
Appalachian/Ohio Power Joint
  Account (Sporn)                         8,821        999         3           9,823
Blackhawk Coal Company                       18          4        --              22
Cardinal Operating Company                6,995      1,066         6           8,067
Cedar Coal Co.                               35          5        --              40
Central Appalachian Coal Company              2       --          --               2
Central Coal Company                          7          1        --               8
Central Ohio Coal Company                 1,423        224         4           1,651
Central Operating Company                   264         37        --             301
Columbus Southern Power Company          55,325      6,682        65          62,072
Conesville Coal Preparation Company         408         72         1             481
Indiana Michigan Power Company           59,068      6,994       134          66,196
Indiana Michigan Power Company-
  Water Transportation                      914        142         2           1,058
Indiana Michigan Power/AEP Generating
  Joint Account (Rockport)                6,869      1,062         7           7,938
Kentucky Power Company                   24,563      3,481        25          28,069
Kingsport Power Company                   3,003        343         4           3,350
Ohio Power Company                       97,505     12,020       114         109,639
Ohio Power Company-Cook Coal Terminal       513         83         1             597
Ohio Power Company (Gavin)                1,886        245         5           2,136
Simco, Inc.                                   2          1        --               3
Southern Appalachian Coal Company             2       --          --               2
Southern Ohio Coal Company                5,498        918        12           6,428
Wheeling Power Company                    3,127        319         4           3,450
Windsor Coal Company                      1,881        321         3           2,205
Unbilled Revenues                           243         (2)       --             241

                         SUB-TOTAL      402,277     51,070       529         453,876

(Cont'd)

21A
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                           ANALYSIS OF BILLING
                           ASSOCIATE COMPANIES
                               ACCOUNT 457

                                         DIRECT    INDIRECT   COMPENSATION     TOTAL
NAME OF ASSOCIATE COMPANY                 COSTS      COSTS     FOR USE OF     AMOUNT
                                         CHARGED    CHARGED      CAPITAL      BILLED
                                          457-1      457-2        457-3
                                                        (In Thousands)
Sub-Total Brought Forward               402,277     51,070       529         453,876

Statutory Subsidiaries
Indiana-Kentucky Electric Corporation       720        140         3             863
Ohio Valley Electric Corporation            935        180         2           1,117



                             TOTAL     $403,932    $51,390      $534        $455,856

  22
                ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                            For the Year Ended December 31, 1997

                                     ANALYSIS OF BILLING
                                   NONASSOCIATE COMPANIES
                                         ACCOUNT 458

                                           DIRECT    INDIRECT   COMPENSATION            EXCESS       TOTAL
NAME OF NONASSOCIATE COMPANY                 COST       COST        FOR USE    TOTAL       OR       AMOUNT
                                           CHARGED     CHARGED      CAPITAL    COST    DEFICIENCY   BILLED
                                            458-1       458-2        458-3               458-4
                                                                   (In Thousands)
East Central Area Reliability             $157         $28           $--      $185       $--         $185
ABB Systems Control, Inc.                    4           1            --         5        --            5
American Municipal Power-Ohio, Inc.          4           1            --         5        --            5
Cincinnati Gas & Electric (Zimmer
    Service Agreement)                       4           1            --         5        --            5
Mid-Atlantic Area Coordination               2          --            --         2        --            2
Cinergy Corporation                          1          --            --         1        --            1
Dayton Power and Light Company               1          --            --         1        --            1
Duke Power Company                           1          --            --         1        --            1
Louisville Gas & Electric Company            1          --            --         1        --            1
Northwest Power Coordinating Council         1          --            --         1        --            1
Ohio Edison Company                          1          --            --         1        --            1
West Penn Power Company                      1          --            --         1        --            1

                                 TOTAL    $178         $31           $-0-     $209       $-0-        $209

INSTRUCTION:  Provide a brief description of the services rendered to each nonassociate company:

                          Engineering and computer services.

  23
                ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                            For the Year Ended December 31, 1997

                                        SCHEDULE XVI
                               ANALYSIS OF CHARGES FOR SERVICE
                             ASSOCIATE AND NONASSOCIATE COMPANIES

                                                 ASSOCIATE COMPANY CHARGES     NONASSOCIATE COMPANY CHARGES
DESCRIPTION OF ITEMS                              DIRECT   INDIRECT             DIRECT     INDIRECT
                                                   COST      COST    TOTAL       COST        COST     TOTAL
                                                                        (In Thousands)
920  SALARIES AND WAGES                          $222,415  $ 5,606  $228,021      $127        $ 3      $130
921  OFFICE SUPPLIES AND EXPENSES                  23,384   16,736    40,120        --         10        10
922  ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT     (1,060)    --      (1,060)       --         --        --
923  OUTSIDE SERVICES EMPLOYED                     82,649    2,013    84,662         8          1         9
924  PROPERTY INSURANCE                                48       75       123        --         --        --
925  INJURIES AND DAMAGES                           1,178        5     1,183         1         --         1
926  EMPLOYEE PENSIONS AND BENEFITS                37,874    1,390    39,264        22          2        24
928  REGULATORY COMMISSION EXPENSE                   --       --        --          --         --        --
930.1 GENERAL ADVERTISING EXPENSES                   --       --        --          --         --        --
930.2 MISCELLANEOUS GENERAL EXPENSES                1,426       47     1,473        --         --        --
931  RENTS                                         15,838   12,154    27,992        11          7        18
932  MAINTENANCE OF STRUCTURES AND EQUIPMENT        2,142    1,212     3,354         1          1         2
403  DEPRECIATION AND AMORTIZATION EXPENSE            331    3,673     4,004        --          2         2
408  TAXES OTHER THAN INCOME TAXES                 16,217    2,569    18,786         8          2        10
409  INCOME TAXES                                   7,243        1     7,244        --         --        --
410  PROVISION FOR DEFERRED INCOME TAXES           13,896     --      13,896        --         --        --
411  PROVISION FOR DEFERRED INCOME TAXES-CREDIT   (23,223)    --     (23,223)       --         --        --
411.5 INVESTMENT TAX CREDIT                           (51)    --         (51)       --         --        --
426.1 DONATIONS                                     1,236     --       1,236        --         --        --
426.5 OTHER DEDUCTIONS                              1,863     --       1,863        --         --        --
427  INTEREST ON LONG-TERM DEBT                     1,044    5,646     6,690        --          3         3
431   OTHER INTEREST EXPENSE                           56      628       684        --         --        --
INSTRUCTION: Total cost of service will equal for
associate and nonassociate companies the total
amount billed under their separate analysis of
billing schedules.
                              TOTAL EXPENSES =    404,506   51,755   456,261       178         31       209
421   MISCELLANEOUS INCOME                            (40)    (365)     (405)       --         --        --
                              TOTAL EXPENSES =   $404,466  $51,390  $455,856      $178        $31      $209
      COMPENSATION FOR USE OF EQUITY CAPITAL =       --       --        --         --          --       --
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES=       --       --        --         --          --       --
                      TOTAL COST OF SERVICE  =   $404,466  $51,390  $455,856      $178        $31      $209
                                                                                    (Cont'd)

  23A
                ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                            For the Year Ended December 31, 1997

                                        SCHEDULE XVI
                               ANALYSIS OF CHARGES FOR SERVICE
                             ASSOCIATE AND NONASSOCIATE COMPANIES
                                                                                   TOTAL CHARGES FOR SERVICE
DESCRIPTION OF ITEMS                                                                DIRECT   INDIRECT
                                                                                     COST      COST    TOTAL
                                                                                         (In Thousands)
920  SALARIES AND WAGES                                                             $222,542  $ 5,609  $228,151
921  OFFICE SUPPLIES AND EXPENSES                                                     23,384   16,746    40,130
922  ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT                                        (1,060)    --      (1,060)
923  OUTSIDE SERVICES EMPLOYED                                                        82,657    2,014    84,671
924  PROPERTY INSURANCE                                                                   48       75       123
925  INJURIES AND DAMAGES                                                              1,179        5     1,184
926  EMPLOYEE PENSIONS AND BENEFITS                                                   37,896    1,392    39,288
928  REGULATORY COMMISSION EXPENSE                                                      --       --        --
930.1 GENERAL ADVERTISING EXPENSES                                                      --       --        --
930.2 MISCELLANEOUS GENERAL EXPENSES                                                   1,426       47     1,473
931  RENTS                                                                            15,849   12,161    28,010
932  MAINTENANCE OF STRUCTURES AND EQUIPMENT                                           2,143    1,213     3,356
403  DEPRECIATION AND AMORTIZATION EXPENSE                                               331    3,675     4,006
408  TAXES OTHER THAN INCOME TAXES                                                    16,225    2,571    18,796
409  INCOME TAXES                                                                      7,243        1     7,244
410  PROVISION FOR DEFERRED INCOME TAXES                                              13,896     --      13,896
411  PROVISION FOR DEFERRED INCOME TAXES-CREDIT                                      (23,223)    --     (23,223)
411.5 INVESTMENT TAX CREDIT                                                              (51)    --         (51)
426.1 DONATIONS                                                                        1,236     --       1,236
426.5 OTHER DEDUCTIONS                                                                 1,863     --       1,863
427  INTEREST ON LONG-TERM DEBT                                                        1,044    5,649     6,693
431   OTHER INTEREST EXPENSE                                                              56      628       684
INSTRUCTION: Total cost of service will equal for
associate and nonassociate companies the total
amount billed under their separate analysis of
billing schedules.
                              TOTAL EXPENSES =                                       404,684   51,786   456,470
421   MISCELLANEOUS INCOME                                                               (40)    (365)     (405)
                              TOTAL EXPENSES =                                      $404,644  $51,421  $456,065
      COMPENSATION FOR USE OF EQUITY CAPITAL =                                          --       --        --
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES=                                          --       --        --
                      TOTAL COST OF SERVICE  =                                      $404,644  $51,421  $456,065

  24
                ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                            For the Year Ended December 31, 1997

                                        SCHEDULE XVII
                              SCHEDULE OF EXPENSE DISTRIBUTION
                                             BY
                               DEPARTMENT OR SERVICE FUNCTION
                                                                                         CORPORATE  CORPORATE
D E S C R I P T I O N   O F   I T E M S         TOTAL             ACCOUNTING CORPORATE   COMMUNI-   DEVELOP-
                                                AMOUNT  OVERHEAD   SERVICES  ACCOUNTING  CATIONS       MENT
                                                                        (In Thousands)
920   SALARIES AND WAGES                       $228,151  $ 6,187    $ 9,433  $4,214      $3,900    $2,998
921   OFFICE SUPPLIES AND EXPENSES               40,130   13,980        617     209       1,035       932
922   ADMINISTRATIVE EXPENSE TRANSFERRED -
        CREDIT                                   (1,060)    --           (1)     (9)       (189)       (6)
923   OUTSIDE SERVICES EMPLOYED                  84,671    2,172      1,141     309         413       132
924   PROPERTY INSURANCE                            123       75       --      --          --        --
925   INJURIES AND DAMAGES                        1,184       21         36      14          13         8
926   EMPLOYEE PENSIONS AND BENEFITS             39,288    2,617      1,844     633         541       548
928   REGULATORY COMMISSION EXPENSE                --       --         --      --          --        --
930.1  GENERAL ADVERTISING EXPENSES                --       --         --      --          --        --
930.2  MISCELLANEOUS GENERAL EXPENSES             1,473       29          3    --           152      --
931   RENTS                                      28,010    2,095        768     167         117        26
932   MAINTENANCE OF STRUCTURES AND EQUIPMENT     3,356      931       --      --             1      --
403   DEPRECIATION AND AMORTIZATION EXPENSE       4,006    4,006       --      --          --        --
408   TAXES OTHER THAN INCOME TAXES              18,796    3,133        696     256         218       102
409   INCOME TAXES                                7,244        1       --      --          --        --
410   PROVISION FOR DEFERRED INCOME TAXES        13,896     --         --      --          --        --
411   PROVISION FOR DEFERRED INCOME TAXES -
        CREDIT                                  (23,223)    --         --      --          --        --
411.5  INVESTMENT TAX CREDIT                        (51)    --         --      --          --        --
426.1  DONATIONS                                  1,236       67       --      --            11      --
426.5  OTHER DEDUCTIONS                           1,863        6          1       9         186         6
427   INTEREST ON LONG-TERM DEBT                  6,693    6,156       --      --          --        --
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES      --       --         --      --          --        --
431    OTHER INTEREST EXPENSE                       684      680       --      --          --        --
INSTRUCTION: Indicate each department or
   service function. (see Instruction 01-3
   General Structure of Accounting System:
   Uniform System of Accounts)

                           TOTAL EXPENSES =    $456,470  $42,154    $14,538  $5,802      $6,398    $4,746

  25
                ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                            For the Year Ended December 31, 1997

                                        SCHEDULE XVII
                              SCHEDULE OF EXPENSE DISTRIBUTION
                                             BY
                               DEPARTMENT OR SERVICE FUNCTION
                       D E P A R T M E N T     O R     S E R V I C E     F U N C T I O N
        CORPORATE             ENERGY   ENERGY  AEP        ENERGY    ENVIRON-                     FOSSIL &
ACCOUNT PLANNING & CORPORATE  DELIVERY DISTRI- ENERGY     TRANS-    MENTAL    EXECUTIVE          HYDRO
NUMBER  BUDGETING  SERVICES   SUPPORT  BUTION  SERVICES   MISSION   SERVICES    GROUP   FINANCE  PRODUCTION
                                                  (In Thousands)
                   <C.
920     $2,240     $  976   $12,556   $ 7,142  $5,301     $12,830   $4,566    $11,145    $1,707    $ 8,174
921        (81)        31     1,974       691     316         703      392      1,918       252        632
922       --         --          (2)     --      --            (5)      (6)      (796)       (6)        (1)
923     (2,159)         5     1,573     2,593     998       2,146      392      3,842       266        898
924       --         --        --        --      --          --       --           48      --         --
925          6          3        65        25      13          70       16         41         5         31
926        302        164     1,920     1,104     691       2,012      757      1,998       217      1,280
928       --         --        --        --      --          --       --         --        --         --
930.1     --         --        --        --      --          --       --         --        --         --
930.2     --            1        66         5      14          18       32        416        40          3
931        (23)         7     1,712       504     610         576      175        623       110        124
932       --         --         389      --        47           4       88          6      --            1
403       --         --        --        --      --          --       --         --        --         --
408        112         67       777       437     306         817      307        614        93        503
409       --         --        --        --      --          --       --         --        --         --
410       --         --        --        --      --          --       --         --        --         --
411       --         --        --        --      --          --       --         --        --         --
411.5     --         --        --        --      --          --       --         --        --         --
426.1     --         --        --        --      --          --          5      1,000      --            1
426.5     --         --           2      --        12           5        2      1,556         6          1
427       --         --        --        --      --          --       --         --         537       --
430       --         --        --        --      --          --       --         --        --         --
431       --         --        --        --      --          --       --         --        --         --


        $ 397      $1,254   $21,032   $12,501  $8,308     $19,176   $6,726    $22,411    $3,227    $11,647
                                                                                    (Cont'd)

  25A
                ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                            For the Year Ended December 31, 1997

                                        SCHEDULE XVII
                              SCHEDULE OF EXPENSE DISTRIBUTION
                                             BY
                               DEPARTMENT OR SERVICE FUNCTION
                       D E P A R T M E N T     O R     S E R V I C E     F U N C T I O N
                             INFOR-                               NORTHERN    NORTHERN                POWER
ACCOUNT   FUEL     HUMAN     MATION   INTERNAL         CONSUMER   RSO         RSO        NUCLEAR    GENERATION
NUMBER    SUPPLY   RESOURCES SERVICES  AUDITS   LEGAL  SERVICES   PRODUCTION  SUPPORT   GENERATION ENGINEERING
                                                (In Thousands)
920     $6,593    $13,757  $21,130   $3,208    $4,544    $ 5,880   $14,075    $5,482     $1,483      $22,090
921        495      2,287    1,745      354       320      1,671     2,729       868         67        1,536
922        (28)      --       --         (1)       (1)      --        --        --         --             (5)
923        498      2,324   55,396      177       189      7,399        69       272        740        1,487
924       --         --       --       --        --         --        --        --         --           --
925         19         57       73       11        14         24        76        30          3           79
926        901      4,168    3,318      513       666        873     1,694     1,051        114        3,550
928       --         --       --       --        --         --        --        --         --           --
930.1     --         --       --       --        --         --        --        --         --           --
930.2       30         72       10     --           1        390         7        11       --             89
931         89      1,640   14,882       64       311        513       219       178        182          723
932       --            3    1,618     --        --           11        64         6       --            143
403       --         --       --       --        --         --        --        --         --           --
408        336        863    1,432      201       211        367     1,025       370         55        1,446
409       --         --       --       --        --         --        --        --         --           --
410       --         --       --       --        --         --        --        --         --           --
411       --         --       --       --        --         --        --        --         --           --
411.5     --         --       --       --        --         --        --        --         --           --
426.1       49         67     --       --        --           22        10      --         --           --
426.5       36          2     --          1         1         20      --            1          2           4
427       --         --       --       --        --         --        --        --         --           --
430       --         --       --       --        --         --        --        --         --           --
431       --         --       --       --        --         --        --        --         --           --


        $9,018    $25,240  $99,604   $4,528    $6,256    $17,170   $19,968    $8,269     $2,646      $31,142  (Cont'd)
RSO = Regional Service Organization

  25B
                ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                            For the Year Ended December 31, 1997

                                        SCHEDULE XVII
                              SCHEDULE OF EXPENSE DISTRIBUTION
                                             BY
                               DEPARTMENT OR SERVICE FUNCTION
                       D E P A R T M E N T     O R     S E R V I C E     F U N C T I O N
         PROCUREMENT               SOUTHERN     SOUTHERN
ACCOUNT   & SUPPLY                 RSO          RSO        SYSTEM
NUMBER      CHAIN     RATES        PRODUCTION   SUPPORT   PLANNING     TAX
                                                  (In Thousands)
920      $5,057       $2,278       $15,314     $4,818      $7,021     $ 2,052
921         238           72         1,780      1,992         235         140
922        --             (4)         --         --          --          --
923         205           99            63        408         371         253
924        --           --            --         --          --          --
925          17            6           279         90          33           6
926         831          306         2,355      1,039         994         287
928        --           --            --         --          --          --
930.1      --           --            --         --          --          --
930.2         2         --               7         12        --            63
931         421           36           110        579         409          63
932        --           --              13         31        --          --
403        --           --            --         --          --          --
408         322          114         1,093        353         379       1,791
409        --           --            --         --          --         7,243
410        --           --            --         --          --        13,896
411        --           --            --         --          --       (23,223)
411.5      --           --            --         --          --           (51)
426.1      --           --               4       --          --          --
426.5      --              4          --         --          --          --
427        --           --            --         --          --          --
430        --           --            --         --          --          --
431        --           --            --         --          --             4


        $7,093       $2,911       $21,018     $9,322      $9,442     $ 2,524

RSO = Regional Service Organization

  26
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                    DEPARTMENTAL ANALYSIS OF SALARIES
                               ACCOUNT 920

                                     DEPARTMENTAL SALARY EXPENSE            NUMBER
NAME OF DEPARTMENT                     INCLUDED IN AMOUNTS BILLED TO       PERSONNEL
Indicate each department or    TOTAL     PARENT    OTHER        NON         END OF
service function.              AMOUNT   COMPANY  ASSOCIATES  ASSOCIATES      YEAR
                                            (In Thousands)
Service Groups (Overheads)    $  6,187    $   32   $  6,152     $  3            167
Accounting Services              9,433         1      9,432      --             242
Corporate Accounting             4,214       105      4,109      --              60
Corporate Communications         3,900       100      3,800      --              52
Corporate Development            2,998        88      2,910      --              47
Corporate Planning & Budgeting   2,240        33      2.207      --              21
Corporate Services                 976      --          976      --              17
Energy Delivery Support         12,556      --       12,556      --             157
Energy Distribution              7,142      --        7,142      --              92
Energy Services                  5,301        35      5,265        1             63
Energy Transmission             12,830      --       12,825        5            185
Environmental Services           4,566      --        4,566      --              74
Executive Group                 11,145       275     10,856       14            107
Finance                          1,707       263      1,444      --              25
Fossil & Hydro Production        8,174      --        8,174      --             105
Fuel Supply & Business Support   6,593      --        6,593      --              73
Human Resources                 13,757        14     13,743      --             155
Information Services            21,130         2     21,026       102           372
Internal Audits                  3,208      --        3,208      --              44
Legal                            4,544       214      4,330      --              41
Marketing Services               5,880        97      5,783      --              79
Northern RSO Production         14,075      --       14,075      --             263
Northern RSO Support             5,482      --        5,482      --             280
Nuclear Generation               1,483        10      1,473      --               2
Power Generation Engineering    22,090      --       22,087         3           327
Procurement & Supply Chain       5,057      --        5,057      --              86
Rates                            2,278        21      2,257      --              25
Southern RSO Production         15,314      --       15,314      --              46
Southern RSO Support             4,818      --        4,818      --              67
System Planning                  7,021         1      7,017         3            83
Tax                              2,052         7      2,045      --              25

               TOTAL          $228,151    $1,298   $226,722     $131          3,382

  27
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997


                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:
Provide a list, by vendor, of outside services employed. If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown. Provide a brief one line description for the largest invoice paid to each vendor listed.

                                              RELATIONSHIP
                                             "A"=ASSOCIATE
FROM WHOM PURCHASED                          "NA"=NON        AMOUNT
                                              ASSOCIATE
                                                          (In Thousands)

ABB Power T&D Company, Inc.                            NA     $ 1,167

  Software license fee applicable to AEP's System Control Center.

Abby Lane/Dana Temporaries, Inc.                       NA         120

  Temporary office help.

Accountemps                                            NA         123

  Temporary office help.

ACRT, Inc.                                             NA         227

  Professional services fees for maintenance survey.

Advantis                                               NA         129

  Professional services fees for computer programmers/systems analysts.

Aerotek, Inc.                                          NA         685

  Professional services fees for computer programmers/systems analysts.

America's Registry, Inc.                               NA       2,334

  Professional services fees for computer programmers/systems analysts.

Analysts International Corporation                     NA         795

  Professional services fees for computer programmers/systems analysts.

Andersen Consulting, LLP                               NA         364

  Software license & maintenance fees.

Applied Performance Technologies, Inc.                 NA         235

  Professional services fees for computer programmers/systems analysts.

Arbor Software                                         NA         187

  Fees for decision support software.

(Cont'd)

  27A
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:
Provide a list, by vendor, of outside services employed. If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown. Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                   RELATIONSHIP
                                                  "A"=ASSOCIATE
FROM WHOM PURCHASED                               "NA"=NON      AMOUNT
                                                   ASSOCIATE
                                                            (In Thousands)

Arrington Group                                        NA         207

  Professional services fees and materials.

ASAP Software Express, Inc.                            NA       1,676

  PC software and license fees.

BBA Energy Services                                    NA         269

  Materials for the Transmission Line Mechanic Learning Guide.

BBI Marketing Services, Inc.                           NA         189

  Appliance protection new product test.

BGS Systems, Inc.                                      NA         169

  PC software and license fees.

BSG Alliance/It, Inc.                                  NA         124

  Professional services fees for the IS Web project.

Banctec Systems, Inc.                                  NA         220

  Professional services fees for system analyst.

CDI Corporation                                        NA         743

  Professional services fees for design and drafting services.

CSC Consulting, Inc.                                   NA       5,079

  Professional services fees for computer programmers/systems analysts.

CSC Index, Inc.                                        NA         574

  Professional services fees for computer programmers and expenses.

Candle Corporation                                     NA         574

  Professional license for AF/remote.
  (Cont'd)

  27B
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:
Provide a list, by vendor, of outside services employed. If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown. Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                RELATIONSHIP
                                                "A"=ASSOCIATE
FROM WHOM PURCHASED                             "NA"=NON        AMOUNT
                                                 ASSOCIATE
                                                            (In Thousands)

CAP Gemini America                                     NA       1,084

  Professional services fees for computer programmers/systems analysts.

Cegelec ESCA Corporation                               NA         200

  Professional services fees for time and materials regarding the Open Access Sametime Information System Project.

Center on Education & Training for Employment          NA        (189)

  Professional services fees for development and delivery of training programs.

Cinergy Corporation/Midwest ISO                        NA         156

  Professional fees for consulting, legal, meeting, project management and other expenses for Midwest ISO.

Claremont Technology Group, Inc.                       NA       1,694

  Professional services fees for computer programmers/systems analysts.

Clean Air Capital Markets Limited Partnership          NA         163

  Consulting services related to allowance tracking.

Computer Associates International, Inc.                NA       1,067

  Software license and maintenance fees.

Computer Project Resources, Inc.                       NA         108

  Professional services fees for computer programmers/systems analysts.

ComputerPeople, Inc.                                   NA       5,203

  Professional services fees for computer programmers/systems analysts.

Compuware Corporation                                  NA       1,983

  Software license fees for PCs and database servers.

C. W. Costello and Associates, Inc.                    NA         794

  Professional services fees for computer programmers/systems analysts.
(Cont'd)

  27C
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:
Provide a list, by vendor, of outside services employed. If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown. Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                 RELATIONSHIP
                                                 "A"=ASSOCIATE
FROM WHOM PURCHASED                              "NA"=NON       AMOUNT
                                                 ASSOCIATE
                                                            (In Thousands)

Coughlin Associates                                    NA         212

  Retainer and placement fees for executive search.

A. C. Coy Company                                      NA         330

  Professional services fees for computer programmers/systems analysts.

Crowe Chizek                                           NA         234

  Professional services fees for computer programmers/systems analysts.

DDI Customer Service, Inc.                             NA         322

  Professional services fees for consulting, materials and delivery charges for workshop on skills for high performance workforce training system.

DP Initiatives, Inc.                                   NA         274

  Professional services fees for computer programmers/systems analysts.

DataSystems Group, Inc.                                NA         931

  Professional services fees and reimbursable expenses related to the development and implementation of a customer asset management system.

Dawson Personnel Systems                               NA         131

  Temporary office help.

Decision Support Technology, Inc.                      NA         452

  Professional services fees and reimbursable expenses for computer programmers/systems analysts.

Deloitte & Touche LLP                                  NA         191

  Professional services fees and reimbursable expenses related to reengineering of key accounting processes.

Development Center, Inc.                               NA         172

  Professional services fees for computer programmers/systems analysts.

Diversified Software Systems, Inc.                     NA         124

   Upgrade installed software license.
(Cont'd)

 27D
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:
Provide a list, by vendor, of outside services employed. If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown. Provide a brief one line description for the largest invoice paid to each vendor listed.

                                               RELATIONSHIP
                                               "A"=ASSOCIATE
FROM WHOM PURCHASED                            "NA"=NON       AMOUNT
                                                ASSOCIATE
                                                          (In Thousands)

R. Dorsey + Company, Inc.                             NA         101

  Professional services fees for computer programmers/systems analysts.

Dun and Bradstreet                                     NA         219

  Market spectrum renewal.

Edison Electric Institute                              NA         155

  1997 Utility Solid Waste Activities Group membership dues.

Electric Power Research Institute                      NA       1,190

  Funding for research and development.

Equifax                                                NA         103

  1997 software license fee.

Everest Data Research, Inc.                            NA         296

  Professional services fees related to database management.

Excel Partners, Inc.                                   NA         161

  Professional services fees for computer programmers/systems analysts.

The Franklin Computer Services Group                   NA         276

  Professional services fees for PC support services.

Gartner Group, Inc.                                    NA         158

  Professional services fees for research advisory services.

General Research                                       NA         239

  Professional services fees for computer programmers/systems analysts.

Thomas Glover Associates, Inc.                         NA         260

  Professional services fees for computer programmers/systems analysts.
  (Cont'd)

  27E
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:
Provide a list, by vendor, of outside services employed. If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown. Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                 RELATIONSHIP
                                                 "A"=ASSOCIATE
FROM WHOM PURCHASED                              "NA"=NON       AMOUNT
                                                  ASSOCIATE
                                                          (In Thousands)

Grosh Consulting                                       NA         505

  Professional services fees for computer programmers/systems analysts.

HFS Mobility Services, Inc.                            NA         314

  Services fees for the purchase and sale of the homes of relocated employees.

Hunton and Williams                                    NA         103

  Legal fees.

In-Plant Techniques Company                            NA         162

  Photocopies.

Indecon, Inc.                                          NA       2,129

  Professional services fees for computer programmers/systems analysts.

Index Research and Advisory Services                   NA       1,216

  Professional services fees for computer programmers/systems analysts.

Information Builders, Inc.                             NA         134

  Computer software maintenance.

Information Industries, Inc.                           NA         331

  Professional services fees for computer programmers/systems analysts.

Integrated Communication Systems, Inc.                 NA         226

  Licensing fees and interface fees.

Interactive Business Systems, Inc.                     NA         650

  Professional services fees for computer programmers/systems analysts.

International Business Machines Corporation            NA       4,217

  Professional services fees for computer programmers/systems analysts.
(Cont'd)

 27F
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:
Provide a list, by vendor, of outside services employed. If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown. Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                RELATIONSHIP
                                                "A"=ASSOCIATE
FROM WHOM PURCHASED                             "NA"=NON       AMOUNT
                                                ASSOCIATE
                                                          (In Thousands)

Intersolv, Inc.                                        NA         133

  PC software and license fees.

Keane, Inc.                                            NA         118

  Professional fees regarding productivity management assessment.

Linesoft Inc.                                          NA       1,477

  Software license fees related to transmission line design.

Manifest Solutions Corporation                         NA         358

  Professional services fees and reimbursable expenses for computer programmers/systems analysts.

Market Strategies, Inc.                                NA         311

  Professional services fees in support of marketing activities.

Marriott Management Services Corp.                     NA         143

  Fee for food service operations.

Mastech Corporation                                    NA         235

  Professional services fees for computer programmers/systems analysts.

Maxim Group                                            NA         691

  Professional services fees for computer programmers/systems analysts.

Maximation, Incorporated                               NA       1,299

  Professional services fees for computer programmers/systems analysts.

MC 2 Cyberspace, LTD.                                  NA         113

  Professional services fees for computer programmers/systems analysts.

Mercer Management Consulting, Inc.                     NA       1,746

  Professional services fees and reimbursable expenses for management consulting services.
(Cont'd)

 27G
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:
Provide a list, by vendor, of outside services employed. If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown. Provide a brief one line description for the largest invoice paid to each vendor listed.
                                               RELATIONSHIP
                                               "A"=ASSOCIATE
FROM WHOM PURCHASED                            "NA"=NON         AMOUNT
                                                ASSOCIATE
                                                          (In Thousands)

Mobius Management Systems, Inc.                        NA         440

  Year 2000 software site license fee.

Newcourt Financial USA, Inc.                           NA         954

  Computer software license fees.

NewMedia, Inc.                                         NA       1,481

  Professional services fees and reimbursable expenses for computer programmers/systems analysts.

Novadigm, Inc.                                         NA         244

  Software license fees for server and clients.

Novatec Automations Systems                            NA         147

  Professional services fees for computer programmers/systems analysts.

Office Team                                            NA         117

  Temporary office help.

The Ohio State University                              NA         780

  Educational services for management development program.

Oracle Corporation                                     NA         605

  Technical support fee for client/server applications.

Origin Technology in Business, Inc.                    NA       1,652

  Professional services fees for computer programmers/systems analysts.

PHH Homequity                                          NA       1,210

  Services fees for the purchase and sale of the homes of relocated employees.

Paros Business Partners, Inc.                          NA         311

  Professional services fees for computer programmers/systems analysts.
(Cont'd)

 27H
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:
Provide a list, by vendor, of outside services employed. If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown. Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                RELATIONSHIP
                                                "A"=ASSOCIATE
FROM WHOM PURCHASED                             "NA"=NON       AMOUNT
                                                ASSOCIATE
                                                            (In Thousands)

PeopleSoft, Inc.                                       NA       2,523

  Software and software support services.

Preferred Technology Solutions, Inc.                   NA         153

  Professional services fees for computer programmers/systems analysts.

Prima Consulting                                       NA         133

  Professional services fees for computer programmers/systems analysts.

Prism Solutions, Inc.                                  NA         152

  Temporary license fees.

Project Controls, Inc.                                 NA         192

  Professional services fees for computer programmers/systems analysts.

The ProTec Group, Inc.                                 NA         889

  Professional services fees for computer programmers/systems analysts.

Quick Solutions, Inc.                                  NA         870

  Professional services fees for computer programmers/systems analysts.

Registry, Inc.                                         NA         200

  Professional services fees for computer programmers/systems analysts.

Response Center                                        NA        (244)

  Consulting services in support of consumer market planning.

Robert Half International, Inc.                        NA         812

  Professional services fees for computer software programmers/information technology specialists.

Charles Rose Consultants                               NA         150

  Professional services fees and reimbursable expenses related to coal sampling.
(Cont'd)

 27I
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:
Provide a list, by vendor, of outside services employed. If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown. Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                   RELATIONSHIP
                                                   "A"=ASSOCIATE
FROM WHOM PURCHASED                                "NA"=NON     AMOUNT
                                                   ASSOCIATE
                                                            (In Thousands)

Thomas W. Ruff and Company                             NA         165

  Services for installation and/or reconfiguration of VMI and/or Heibert panel system.

S4 Consulting                                          NA         310

  Educational services for management development program.

Sales Management Systems, Inc.                         NA         383

  Consulting/training services in support of business development program.

Sanwa Business Credit Corporation                      NA         370

  Computer software license fee.

Sarcom Inc.                                            NA       1,092

  Hardware and software support for LAN-based PCs.

SE Technologies, Inc.                                  NA         437

  Professional services fees and reimbursable expenses for engineering and design.

Siebel Systems, Inc.                                   NA       1,298

  Software license/consulting fees.

Smallworld Systems, Inc.                               NA         890

  PC software & license fees.

Software AG                                            NA         219

  Software maintenance fees.

Software Architects, Inc.                              NA         373

  Professional services fees and reimbursable expenses for computer programmers/systems analysts.

Software Support Group                                 NA       1,562

  Professional services fees for computer programmers/systems analysts.
(Cont'd)

 27J
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:
Provide a list, by vendor, of outside services employed. If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown. Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                   RELATIONSHIP
                                                   "A"=ASSOCIATE
FROM WHOM PURCHASED                                "NA"=NON     AMOUNT
                                                   ASSOCIATE
                                                            (In Thousands)

Source Services Corporation                            NA         108

  Professional services fees for computer programmers/systems analysts.

Spencer Stuart, Inc.                                   NA         137

  Professional retainer.

Steptoe and Johnson                                    NA         119

  Legal services regarding COLI.

Sterling Software, Inc.                                NA         236

  Software license fees and maintenance.

Storage Management Division/Sterling Software, Inc.    NA         335

  Software license fees.

Strategic Resources, Inc.                              NA       1,119

  Professional services fees for computer programmers/systems analysts.

Swafford Consulting, Inc.                              NA         142

  Professional services fees for computer programmers/systems analysts.

Tangram Enterprise Solutions                           NA         273

  Upgrade fees.

Techmate, Inc.                                         NA         241

  Professional services fees for computer programmers/systems analysts.

Top Down Systems Corporation                           NA         109

  Software license and maintenance fees.

Towers Perrin                                          NA         108

  Professional services fees for executive compensation consulting services. (Cont'd)

  27K
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                        OUTSIDE SERVICES EMPLOYED
                               ACCOUNT 923

INSTRUCTIONS:
Provide a list, by vendor, of outside services employed. If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown. Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                 RELATIONSHIP
                                                 "A"=ASSOCIATE
FROM WHOM PURCHASED                              "NA"=NON      AMOUNT
                                                 ASSOCIATE
                                                            (In Thousands)

Usertech                                               NA         271

  Professional services fees and expenses related to employee training.

Vinkad Services, Inc.                                  NA         215

  Professional services fees for computer programmers/systems analysts.

Workforce Transformation, Inc.                         NA         283

  Development/redesign of training programs and materials.

Xenergy, Inc.                                          NA         119

  Professional services fees for computer programmers/systems analysts.

801 Vendors under $100,000                                       8,391

                                                   TOTAL       $84,671

  28
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997


                     EMPLOYEE PENSIONS AND BENEFITS
                               ACCOUNT 926

INSTRUCTIONS:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

                  D E S C R I P T I O N                        AMOUNT
                                                           (In Thousands)



    Medical Insurance                                           $13,635
    Deferred Compensation Benefits                                  551
    Other Postretirement Benefits                                 5,739
    Savings Plan                                                  4,650
    Supplemental Savings Plan                                       208
    Supplemental Pension Plan                                    (1,358)
    Moving Expenses                                               3,321
    Retirement Plan                                               5,015
    Long-Term Disability                                          1,865
    Group Life Insurance                                          2,809
    Dental Insurance                                              1,060
    Employee Educational Assistance                                 314
    Miscellaneous                                                 1,479


    (Note: Certain line items include trustee fees.)



                                                     TOTAL     $39,288

  29
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                      GENERAL ADVERTISING EXPENSES
                              ACCOUNT 930.1

INSTRUCTIONS:
Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

       D E S C R I P T I O N               NAME OF PAYEE        AMOUNT


     None


                                                       TOTAL     $ -0-

 30
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                     MISCELLANEOUS GENERAL EXPENSES
                              ACCOUNT 930.2

INSTRUCTIONS:
Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by
Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S 441 (b) (2)) shall be separately classified.

     D E S C R I P T I O N                                        AMOUNT
                                                            (In Thousands)

     Directors' Fees and Expenses                              $    5
     Dues for Company Memberships                                 572
     Other General Expenses                                       896

                                                     TOTAL     $1,473

 31
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                                  RENTS
                               ACCOUNT 931

INSTRUCTIONS:
Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

                T Y P E   O F   P R O P E R T Y                AMOUNT
                                                          (In Thousands)

    Computers and Data Processing Equipment                    $14,464
    Microwave and Telecommunication Equipment                    1,300
    Office Furniture and Equipment                               1,636
    Office and Parking                                           6,153
    Software                                                     3,917
    Videotex and Timesharing                                       540


                                                TOTAL          $28,010

  32
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                      TAXES OTHER THAN INCOME TAXES
                               ACCOUNT 408

INSTRUCTIONS:
Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

                      K I N D   O F   T A X                     AMOUNT
                                                           (In Thousands)

1.  Taxes Other Than U.S. Government Taxes

     NY State Franchise                                        $     2
     State Unemployment                                            191
     Ohio Corporation Franchise                                  2,067
     Ohio Real Estate Assessment                                 1,599
     Ohio Intercounty Return of Taxable
       Business Property                                           317
     Miscellaneous Taxes                                           365

         Sub-Total Taxes Other Than U.S. Government Taxes        4,541


2.  U.S. Government Taxes

     Federal Environmental Excise                                    4
     Social Security                                            14,043
     Federal Unemployment                                          208

         Sub-Total U.S. Government Taxes                        14,255

                                                     TOTAL     $18,796

  33
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997

                                DONATIONS
                              ACCOUNT 426.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

      NAME OF RECIPIENT                   PURPOSE OF DONATION        AMOUNT
                                                          (In Thousands)
ASME Professional Development             Community                  $   25
A. G. James Cancer Hospital               Community                      22
Ballet Metropolitan                       Community                       7
Boy Scouts of America                     Community                      19
Carnegie-Mellon University                Matching Contribution           3
Case Western Reserve                      Educational                     4
Center of Science & Industry              Community                     205
Children's Hospital Foundation            Community                      30
Cigre International Technical Committee   Community                       5
Columbus Association for the
  Performing Arts                         Community                      11
Columbus Speech & Hearing Center          Community                       4
Columbus State Community College          Educational                     4
Columbus Symphony Orchestra               Community                      13
Columbus Urban League                     Community                       6
Columbus Zoo                              Community                      10
Cornell University                        Educational                     4
Decorators Show House                     Community                       4
Franklin Historical Society               Community                      10
Franklin University                       Educational                     4
Goodwill Rehabilitation Center            Community                       3
Grandview Heights High School             Educational                     4
Great Lakes Water Quality                 Community                       8
Greater Columbus Habitat for Humanity     Community                      18
M. L. King Arts Complex                   Community                       3
I Know I Can                              Educational                     5
IEEE PICA 97                              Educational                    11
Lancaster Festival Inc.                   Community                       4
Massachusetts Institute of Technology     Educational                     3
Mid-Ohio Food Bank                        Community                       5
Muskingum College                         Educational                     3
National Academy of Engineering           Community                       5
National Foundation Womans League         Community                      20
National Wild Turkey Foundation           Community                      10
Ohio Chamber of Commerce                  Community                      10
Ohio Foundation of Independent
  Colleges, Inc.                          Educational                    27
Ohio Northern University                  Educational                     3
Ohio River Valley Water
  Sanitation Commission                   Community                      15
The Ohio State University                 Educational                    51
Ohio University Foundation                Educational                     4
Olivedale Senior Citizens of Fairfield
   County, Inc.                           Community                       5
Opera Columbus                            Community                       9
                                                          SUB-TOTAL     616
                                                                (Cont'd)

33A
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997


                                DONATIONS
                              ACCOUNT 426.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

      NAME OF RECIPIENT                   PURPOSE OF DONATION        AMOUNT
                                                           (In Thousands)
Sub-Total Brought Forward                                            616

Operation Feed                            Community                   31
Resources for the Future                  Community                   15
Science & Mathematics Network             Educational                  5
Seal of Ohio Girl Scout Council           Community                   13
Southern Governors Association            Community                    5
United Negro College Fund                 Educational                  6
United States Chamber of Commerce         Community                   25
U.S. Navy Memorial Foundation             Community                    4
United Way                                Community                  249
Utility Business Education Coalition      Educational                  5
Virginia Polytechnic Institute            Educational                 24
Virginia Tech Foundation, Inc.            Matching Contribution       12
YWCA Capital Campaign                     Community                   10
Wilds, The                                Community                    5

Employees and Others (Salaries,
   salary related expenses, overheads
   and other expenses)                    Community                   41

Miscellaneous - 300 items of less
   than $3,000                            Various                    162



                                                          TOTAL   $1,236

  34
      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1997


                            OTHER DEDUCTIONS
                              ACCOUNT 426.5

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions", classifying such expenses according to their nature.

        D E S C R I P T I O N                       NAME OF PAYEE            AMOUNT
                                                                     (In Thousands)
Cash Contributions:         American Council For Capital
                              Formation-Center For
                              Policy Research                                $    2
                            American Legislative Exchange Council                10
                            American Nuclear Society                              2
                            Brooking Institution                                 10
                            Business Government Relations Council                 1
                            Central and South West Corporation                    8
                            Citizens for Downtown's Future                       50
                            Consumers United For Rail Equity                      5
                            Electric Transportation Coalition                     8
                            Greater Columbus Chamber of Commerce                 15
                            Keeping Ohio Working                                 75
                            National Chamber Litigation Center, Inc.              5
                            National Governors Association                       12
                            Ohio Chamber of Commerce                             28
                            Points of Light Foundation                            2
                            Repeal PUHCA Now Coalition                           45
                            United States Chamber of Commerce                    20

Service Fees:               The Business Roundtable                              39
                            The Capitol Connection                                1
                            The Success Group, Inc.                              51
                            R. Duffy Wall & Associates                           30
                            Zap Power                                            20


Salaries, salary related
   expenses, overheads, and
   other expenses           Employees and Others                              1,424


                                                                  TOTAL      $1,863

   35
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

              For the Year Ended December 31, 1997

                         SCHEDULE XVIII
                  NOTES TO STATEMENT OF INCOME

  INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


         See Notes to Financial Statements on Page 19.

   36
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

               For the Year Ended December 31, 1997

                       ORGANIZATION CHART

  Chairman, Chief Executive Officer & President

   AEP Energy Services

   Corporate Development

      Legal

   Nuclear Generation

   EVP - Administration/Accounting
      Accounting Services
      Corporate Accounting
      Corporate Planning & Budgeting
      Corporate Services
      Human Resources
      Information Services
      Procurement and Supply Chain Services
      Tax

   EVP - Financial Officer
      Finance
      Internal Audits (NOTE)
      System Planning

   EVP - Energy Delivery and Customer Relations
      Consumer Services
      Corporate Communications
      Rates

   EVP - Energy Delivery
      Energy Delivery Support
      Energy Distribution
      Energy Transmission

   EVP - Power Generation
      Environmental Services
      Fossil and Hydro Production
      Fuel Supply
      Northern RSO Production
      Northern RSO Support
      Power Generation Engineering
      Southern RSO Production
      Southern RSO Support

  NOTE: Internal Audits reports to the Audit Committee of the Board of Directors of American Electric
      Power Company, Inc. and administratively to the Executive Vice President - Financial Officer.

   37
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

               For the Year Ended December 31, 1997

                     METHODS OF ALLOCATION

  Service Billings

     Kilowatt Hours Sales (KWH) Ratio
     Client Load Ratio
     Number of Electric Customers Ratio
     Number of Client Employees Ratio
     Number of Company Employees by Group Ratio
     Plant Investment Ratio
     Level of Construction Ratio
     Level of Construction - Production Ratio
     Level of Construction - Transmission Ratio
     Level of Construction - Distribution Ratio
     Tons of Coal Acquired Ratio
     Computer Resource Unit Ratio
     Coal Company Combination Ratio
     Coal-Fired Kilowatt Hours Generation Ratio
     Transmission and Sub-Transmission Pole Miles Ratio
     Plant Megawatt Capability Ratio
     Number of Stores Transactions Ratio
     Data Processing Staff Job Hours Ratio
     Fossil Plant Combination Ratio
     Number of Invoices Processed Ratio
     Total Annual Cost Ratio
     Specific Identification Ratio
       (based on known and pertinent factors)
     Equal Share Ratio
     Hydro Kilowatt Hours Generation Ratio
     Number of Purchase Orders Written Ratio


  Convenience Billings

     Specific Identification Ratio
       (based on known and pertinent factors)
     Asset Ratio
     Expense Budget Ratio
     Contribution Ratio
     Equal Share Ratio
     Gross Annual Payroll Dollars Ratio
     Coal Production Ratio
     Kilowatt Hours Sales (KWH) Ratio
     Number of Employees Ratio
     Number of Customers Ratio
     Number of Vehicles Ratio

    38
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

               For the Year Ended December 31, 1997

     ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

  April 27, 1998

    Statement of the Amount of Interest on Borrowed
    Capital and Compensation for the Use of Capital
    Billed by American Electric Power Service Corporation
    (AEPSC) for the Year Ended December 31, 1997

    G. R. Knorr - Columbus

    AEP System Accounting Managers and Corporate Planning and Budgeting


    In accordance with Instruction 01-12 of the Uniform System of Accounts prescribed by the Securities and Exchange Commission for Mutual Service Companies and Subsidiary Service Companies under the Public Utility Holding Company Act of 1935, as amended, this is an annual statement of the amount of interest on borrowed capital and compensation for the use of capital billed by AEPSC for the year ended December 31, 1997.

    Exhibit A, attached hereto, shows your portion of the interest cost on capital borrowed for working capital requirements. The method used to allocate the cost to each System company was the Total Annual Cost Ratio based on the total direct and indirect charges billed during the prior year of 1996. The amount shown for each company equals the total charges billed under Work Order No. 1200 during 1997.

    In addition to the interest charges incurred for working capital, AEPSC billed to all clients, as an indirect cost applicable to administrative services, a total amount of $6,831,298.00 of interest cost and debt expenses related to the mortgage notes on its headquarters building located in Columbus, Ohio.

    All interest charges incurred by AEPSC during 1997 were for borrowings with unaffiliated companies. No amount was billed by AEPSC during 1997 as compensation for the use of equity capital, all of which is furnished to AEPSC by its parent, American Electric Power Company, Inc.



    G. R. Knorr

    GRK rp
    Attachment

    cc:  P. J. DeMaria
         G. P. Maloney
         L. V. Assante


    I:\ADMIN\U1360\LETTER.WP
    __________________________
    Note: The above annual statement was provided to each associate company within the AEP system. Please refer to the "Analysis of Billing - Associate Companies" appearing on page 21 of this report for a listing of the associated companies billed and the respective amounts (Account
      457-3).

    39
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                 For the Year Ended December 31, 1997


                           SIGNATURE CLAUSE

  Pursuant to the requirements of the Public Utility Holding Company

  Act of 1935 and the rules and regulations of the Securities and

  Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the under-

  signed officer thereunto duly authorized.



          American Electric Power Service Corporation
                  (Name of Reporting Company)


         By:  /s/ Gerald R. Knorr
                 (Signature of Signing Officer)


             Gerald R. Knorr - Assistant Controller
          (Printed Name and Title of Signing Officer)

            Date:   4/30/98